Exhibit 10.15

January 27, 2000

Mr. Anil Arora

Dear Anil:

On behalf of Yodlee.com, I am pleased to offer you the position of President and Chief Executive Officer, reporting to the Board of Directors. In addition to your role of CEO, you’ll also be elected to serve as a Director. Your annual salary will be $250,000.00. In addition, you will receive the Company’s standard employee benefit package.

You will also be eligible for an annual bonus equal to $150,000.00 upon achievement of specific milestones. The milestones will be proposed by you in January of each year (or within 45 days of your start date in the first year), and will be negotiated and approved by the Board of Directors. In addition, you will receive a $50,000.00 sign on bonus, which will be paid on your start date.

In addition, Yodlee.com is offering you an option to purchase 3,991,000 shares of Yodlee.com Stock, subject to Board approval. This represents approximately 10% of outstanding stock as of this date. The exercise price of the option will be the then current fair market value of the common stock at the date of grant. Your option will vest according to a three year vesting schedule whereby after the first six months of employment, 1/6 of the shares will vest and thereafter, 1/30 of the remaining shares will vest each month. This grant, which is immediately exercisable, will be subject to a Repurchase Agreement that lapses according to the vesting schedule. If you leave the Company, the terms and conditions of this repurchase are specified in the Company’s Stock Option Agreement. Furthermore, Yodlee.com will offer you a full-recourse note to facilitate your participation in such a stock purchase, with details to be defined in an amendment to our Stock Option Plan.

Should Yodlee.com undergo a change of control due to merger or acquisition which results in your termination other than “for cause,” or as a result of “constructive termination,” vesting would be accelerated by an additional one year. Should your job be terminated involuntarily for any reason other than “for cause,” your salary and benefits will continue for twelve months beyond the date of termination.

To help you with your relocation, Yodlee.com will provide a relocation allowance in the amount of $175,000.00 to cover closing costs associated with the sale of your home, transportation of household furnishings including automobile(s), temporary living and travel expenses. In addition, the company will gross-up the actual expense reimbursement to cover the tax liabilities associated with the relocation allowance.

This offer of employment is contingent upon your execution and return of this offer letter. You will also be asked to sign a Non-Disclosure Agreement and a Proprietary Information Agreement as part of your new hire orientation. For purposes of federal immigration law (Immigration Reform and Control Act of 1986) you are required to provide documentary evidence of your eligibility for employment in the United States.

Further, your employment with Yodlee.com is “at will” and may be terminated by either the employee or employer at any time, for any reason. Nothing in this offer is to be construed as a contract of employment for any specific length of time. Except for the Non-Disclosure Agreement and the Proprietary Information Agreement and any rights in employee benefits generally offered to employees of Yodlee.com, this offer represents the entire agreement related to your employment with Yodlee. corn and supersedes all prior or contemporaneous oral or written communications and representations.

Anil, we are pleased to welcome you to Yodlee.com. Please signify your acceptance of our offer by signing below and faxing this letter to me no later than Friday, January 28, 2000.

Sincerely,

Yodlee.com

/s/ Venkat Rangan

Venkat Rangan

Chairman of the Board

/s/ Anil Arora	Anil Arora
Acknowledged receipt and accepted offer:	Name, Printed

Today’s Date

Start Date